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May 29, 2009
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By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:  Todd Schiffman and Christian Windsor

RE:	Prosper Marketplace, Inc.
Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Schiffman and Mr. Windsor:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”), which includes a preliminary prospectus dated May 29, 2009.  Capitalized terms not otherwise defined in this letter shall have the meanings given to them in Amendment No. 4.

Amendment No. 4 and this letter are being filed in response to comments contained in the letter dated April 29, 2009 (the “April 29 Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Edward Giedgowd, Prosper’s Chief Compliance Officer and General Counsel.

The information set forth herein is based upon information provided to Morrison & Foerster LLP by Prosper.  The responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s April 29 Letter.  Where appropriate, Prosper has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4.  Page numbers specified in the responses refer to the applicable pages of the clean copy of Amendment No. 4 that has been supplementally provided to the Staff.

General Comments on this Filing

1.                                      In the April 16 teleconference between representatives of Prosper, the California Department of Corporations and members of the Staff, you advised the Staff, without allowing for questions, that Prosper intended to commence an intra-state offering in California in reliance on Section 3(a)(11) of the Securities Act of 1933. As we requested in our follow up conversation with counsel on April 17, to which we have not yet received a response, in order to evaluate your compliance with the Securities Act of 1933, please provide us with a full description of how the intra-state offering will be conducted and a legal analysis evaluating the availability of the Section 3(a)(11) exemption, particularly in view of the pending registration statement for the Prosper Notes. We note that you have commenced such an offering on your web site so we believe a prompt response is warranted.

Response:             On behalf of Prosper, we have supplementally provided the Staff with the requested information in our letter dated May 5, 2009 to Laura B. Josephs, Assistant Director Division of Enforcement of the Commission and our letter dated May 8, 2009 to Christian Windsor, Special Counsel, Division of Corporation Finance.  As indicated in the May 8, 2009 letter and our telephone conversation with Ms. Joseph on May 7, 2009, in order to avoid any additional delays in getting the Registration Statement effective, Prosper Marketplace CA, Inc., a California corporation and wholly owned subsidiary of Prosper (“Prosper CA”) ceased offering Notes for sale in California on May 8, 2009 pursuant to the exemption provided by Section 3(a)(11) of the Securities Act and no Notes were sold pursuant to that offering.  Please let us know if the Staff would like any further information in this regard.

Division’s request for information or clarification.  Accordingly, the statements contained in this comment claiming that we have not responded to the Staff’s request for more information are incorrect.

Although Prosper believed that the offering was in full compliance with the requirements of Section 3(a)(11) of the Securities Act and thought that an operational platform might be beneficial to the Staff as a fully realized example of the type of peer-to-peer lending platform Prosper was trying to make operative through the Registration Statement, Prosper nevertheless terminated the offering in deference to the Staff’s concerns.  Prosper is committed to working through the remaining comments to enable the Registration Statement to become effective at the earliest possible date.

Gun Jumping Issues

In connection with the intrastate offering by Prosper CA a number of press articles were issued about Prosper and its platform.(1)  As indicated by the timing of the articles and the absence of articles written about Prosper prior to this time, Prosper diligently attempted to limit any discussions of the platform to the intrastate offering within the bounds of Section 3(a)(11).(2)  Although Prosper believed that the offering of the notes by Prosper CA could be distinguished from the offering of the Notes under the Registration Statement so as to avoid “gun jumping” issues, as discussed above, Prosper terminated the offering by Prosper CA to avoid creating any additional issues related to the offering of Notes under the Registration Statement.

(1) New Bids on the Block, The Economist, Apr-30-2009; Bring Silicon Valley to Wall Street, Newsweek, Apr-29-2009; P2P Lending Marketplace Prosper Gets Off The Bench, Debuts Open Market Initiative, TechCrunch, Apr-29-2009; FinovateStartup 2009 Best of Show Winners Named, NetBanker, Apr-28-2009; Peer-to-Peer Lender Relaunched; Prosper Has Opened Its Market to Financial Institutions, Wall Street Journal, Apr-28-2009 (the “Wall Street Journal Article”); State lets Prosper.com resume raising money, San Francisco Chronicle, Apr-28-2009; Prosper.com Reopens for Lending, New York Times, Apr-28-2009; Lend to a friend; Peer-to-peer lender Prosper.com is back in business, Fortune, Apr-28-2009; Peer-to-Peer Lending for Banks, Too?, BusinessWeek, Apr-28-2009 (the “BusinessWeek Article”); Prosper Giving Bankers a Place to Unload Loans, American Banker, Apr-28-2009; Peer-to-Peer Lender Prosper Reopens Today at FinovateStartup, NetBanker, Apr-28-2009; Prosper CEO says P2P lending could reboot economy, CNET, Apr-28-2009.

(2) See Exemption for Local Offerings from Registration, SEC Release No. 33-4434, (Dec. 6, 1961) (“The intrastate exemption is not dependent upon nonuse of the mails or instruments of interstate commerce in the distribution.  Securities issued in a transaction properly exempt under this provisions may be offered and sold . . . by use of any instruments of transportation or communication in interstate commerce, may be made the subject of general newspaper advertisement (provided the advertisement is appropriately limited to indicate that offers to purchase are solicited only from, and sales will be made only to, residents of a particular State involved), and may even be delivered by means of transportation and communication used in interstate commerce, to purchasers.”

Regardless of whether the articles were intended to comply with the requirements of Section 3(a)(11), Prosper recognizes the Staff’s concern that the publication of the articles, although not couched in terms of an express offer, could have contributed to the conditioning the public mind or arousing public interest in Prosper that could make the articles part of Prosper’s selling effort with respect to the Notes.  Prosper does not, however, believe that the articles constituted an unlawful offer or sale of Notes or a free writing prospectus under Rule 405 of the Securities Act for the following reasons.

As an initial matter, Prosper’s offering differs significantly from the usual situation where an investor’s return on an issuer’s securities is dependent upon the financial success of the issuer.  An investor’s return on an investment in the Notes is almost entirely dependent upon payments Prosper receives from the borrower under the corresponding borrower loan.  Therefore, much of the material information related to an investment decision for a series of Notes and related risks of default is dependent on the information set forth in the applicable borrower listing, as the Staff recognized in comment 4 of the April 29 Letter.  Therefore, while pre-effective publicity efforts may raise an interest in an issuer’s securities, it is unlikely to have a similar effect in Prosper’s situation where none of the articles discussed the specific terms for any series of Notes. In addition, except for two exceptions discussed below, the articles focused on Prosper CA’s intrastate offering and disclosed information that was already publicly available through the Registration Statement on file with the Commission.  Many of these articles also focused on the open market loan feature of Prosper’s platform, which Prosper is no longer offering under the Registration Statement.  Prosper recognizes that two articles, the Wall Street Journal Article and the BusinessWeek Article mentioned that investors may benefit from potentially higher rates of return on Prosper and discussed historical average lender returns on Prosper, which information did not appear in the Registration Statement.(3)  These articles also, however, emphasized the risks in peer-to-peer lending and the high default rates Prosper has experienced in the past.  Although Prosper believes it is doubtful that any investor would rely on statement contained in these articles in making its investment decision, to avoid any confusion Prosper has added a risk factor

(3) The Wall Street Journal Article contained the following statement regarding the open market loans to be offered by Prosper “Prosper investors benefit with potentially higher interest rates on loans that have already been vetted by a financial institution . . .”  This articles also stated that “Peer-to-peer lending is still risky.  The average lender return since the company’s inception in 2006 is 2.8% after defaults.  But since March 2007, when the company started providing more information about borrowers’ credit and employment histories, average lender returns have improved to 4.8.”  See Wall Street Journal Articles referenced in note 1. In The BusinessWeek Article the writer disclosed that she “became a Prosper lender in early 2008, putting together a small, diversified portfolio of A- and B- rated loans and noted this her “annualized return, after one default and a handful of late payments, is around 8%.  Given how the rest of my portfolio has suffered, this is, bizarrely, my best investment.”  This article also discloses that “default rates at Prosper have risen to shockingly high levels” with default rates totaling 17.4% of all loans since inception and notes that for Prosper’s AA-rated loans 7.4% have been charged off as have 39.2% of the HR rated loans.  The article also states that “More typical, says Prosper, is a low positive return:  Its data show that the average investor with at least 20 loans has gotten a return of 2.8% to date, and more than two-thirds of such lenders had a positive return.  See BusinessWeek Article referenced in note 1.

on page 27 of the prospectus.  The risk factor instructs investors not to rely on the information contained in the Wall Street Journal and BusinessWeek Articles, but only on the information contained in the prospectus.  In addition, Prosper has removed all links to the articles on its website.

Prosper believes that the risk factor disclosure, combined with the fact that more than a month will have elapsed between the publication of the articles and any offer or sale of the Notes under the Registration Statement, should adequately address the communication issues raised by the Staff in connection with publication of the articles noted in footnote 1.  Prosper also wants to assure the Staff that it will appropriately limit the type of communications pertaining to the platform, the Notes and Prosper’s business as it had before the offering by Prosper CA.

2.                                      The Staff notes your response to prior comment 2, but is unable to agree that the information included on the website, particularly much of the information discussed on pages 54-58, is not material to an investment decision, Neither do we agree that the limited information that you propose to include in your weekly supplements covers all the material information that will be included as part of the listing for the individual notes. Consequently, we reissue prior comment 2.  Also, for any information that you conclude is not material, please revise your disclosure so that you do not indicate that the information has value or otherwise might assist an investor in making an investment decision. For example, the disclosure on page 49 would be inconsistent with a determination that group affiliation is not material. As to the information contained on the website, as we had noted previously, such information must be filed with the Commission as part of the registration statement in accordance with the rules relating to the filing of pre-effective and post-effective amendments and prospectus supplements to such registration statements. In addition, please provide an analysis as to how the information on the website complies with the provisions applicable to free writing prospectuses and, if such provisions are unavailable, why such information is not a prospectus.

Response:              As disclosed on page ii of the prospectus and in response to comment 13 of the April 29 Letter, prior to posting a borrower listing on its website, at which time bidding on a series of Notes may commence, Prosper will file a prospectus supplement, which we also refer to as a “listing and sales report,” with the Commission, and concurrently post the prospectus supplement on its website.  For each series of Notes, the listing and sales report will contain all information contained in the borrower loan listing corresponding to that series of Notes (see pages 44 and 45 of the prospectus), including the maximum and minimum yield percentage.  After bidding commences on a borrower listing, the borrower listing will show the entire bidding history for the series of Notes corresponding to the listed borrower loan, including current winning bids, the dollar amount of each bid and the current winning yield percentage.  In accordance with the Staff’s prior guidance regarding the offering of securities through online auctions,(4) each borrower listing will contain the following notice:

(4) See Division of Corporation Finance, Current Issues and Rulemaking Projects, Part VIII.A.6 (Nov. 14, 2000).

Notes corresponding to this borrower listing are offered only through the prospectus.  Listing information is considered part of the prospectus. Other information linked to from this web page is not part of the prospectus.

We request the Staff’s advice on whether the provisions of Rule 433(d)(5)(i) supersedes the Staff’s prior guidance on the need to make auction screens part of the prospectus.  At a minimum, however, each borrower listing will state that Notes corresponding to this borrower listing are offered only through the prospectus and contain a hyperlink to the prospectus.

Each borrower listing will contain a number of hyperlinks.  The prospectus hyperlink will link to a separate webpage on Prosper’s website that will contain the base prospectus, any post-effective amendments filed and declared effective by the Commission, and the most recent prospectus supplement filed with the Commission (including the information for that series of Notes).  The other hyperlinks, referred to as “mouse-overs,” in the borrower listing will provide the lender member with a brief description of the highlighted term when the cursor is placed over the link (e.g., a brief description of the Prosper score, Prosper Rating, credit score, lender yield, estimated loss percentage, etc.). Listings also contain links to more detailed descriptions of certain relevant terms.

The information accessible by hyperlink from the borrower listing is not deemed part of the prospectus as a detailed description of these terms is already included in base prospectus and will be updated through post-effective amendments to the Registration Statement or prospectus supplements as discussed in the response to comment 5 of the April 29 Letter.  Other information that appears on Prosper’s website can be broken into two categories:(1) information that does not constitute an offer or sale of the Notes, as it is unrelated to the offering of the Notes or because of the exemption provided by Rules 134 or 168 under the Securities Act, and (2) information that may be deemed to constitute the offer or sale of the Notes and therefore a free writing prospectus.

Information on Prosper’s website that discloses factual information about Prosper, its business, the peer-to-peer lending industry, and advertisements and other information about Prosper’s borrower loan origination business is factual business information of Prosper and is not deemed to constitute an offer or an offer for sale of the Notes under Rule 168 of the Securities Act.

The information on Prosper’s website that discusses account opening procedures and the operation of Prosper’s online auction platform (for example, information on how to place bids, FAQs related to bidding, lender tutorials on bidding and the creation of a portfolio plan) is information permitted by Rule 134 and will be accompanied or preceded by a prospectus.  Accordingly, under Rule 134 such information is not considered a prospectus as defined in Section 2(a)(10) of the Securities Act or a free writing prospectus as defined in Rule 405 of the Securities Act.  Moreover, this information is of the type previously permitted by the Staff in online offerings, which Rule 134 did not modify or supersede.(5)

(5)   See Securities Offering Reform, Release No. 33-8591, Part III.D.3(a) (July 19, 2005).

Information on Prosper’s website (other than information contained in borrower listings) that could reasonably be construed to constitute an offer or sale of the Notes (for example, discussions concerning the benefits of investing in Prosper, anticipated or potential rates of return, and advertisements directed toward lender members) will be accompanied by a statement that the Notes are offered only by means of a prospectus,  and contain a hyperlink to the prospectus page on Prosper’s website.  As discussed in greater detail in the response to comment 3 of the April 29 Letter, the information contained on the prospectus page will constitute a Section 10(a) prospectus.  Any written offer that is accompanied or preceded by a final prospectus that meets the requirements of Section 10(a) under the Securities Act will continue to be permitted without having to satisfy the requirements of any safe harbor or other rule permitting its use or Rule 433 under the Securities Act.

Prosper has supplementally provided the Staff with an example of the information that appears on the listing page, an example of the webpages that may be deemed to be an offer or sale of the Notes, and the form of listing and sales report to be filed with the SEC.

3.                                      It appears that the borrower listings are free writing prospectuses. Please tell us how you intend to comply with Rule 433 with regard to these written communications.

Response:             As discussed in response to comments 2 and 13 of the April 29 Letter, prior to a borrower listing being posted on Prosper’s website (including the abbreviated borrower listing that appears on the home page of Prosper’s website, which can be viewed by the general public and not just lender members), Prosper will file a prospectus supplement with the Commission that contains all of the information contained in the borrower listing.  In addition, both the home page and each borrower listing will state that Notes corresponding to this borrower listing are offered only through the prospectus and contain a hyperlink to the prospectus.  The prospectus hyperlink will take the lender members to a separate webpage that will contain the base prospectus, any post-effective amendments filed and declared effective by the Commission, and the most recent prospectus supplement filed with the Commission.

Under the definition set forth in Rule 405 under the Securities Act, a free writing prospectus is a written communication that constitutes an offer to sell or a solicitation of an offer to buy securities that are or will be the subject of a registration statement and is not (1) a prospectus satisfying the requirements of Securities Act Section 10(a) or the SEC rules permitting the use of preliminary or summary prospectuses or prospectuses subject to completion; (2) a communication made in reliance on the special rules for asset-backed issuers permitting the use of ABS informational and computational materials; or (3) a written communication that constitutes an offer to sell or solicitation of an offer to buy securities that is not a prospectus because a final prospectus meeting the requirements of Section 10(a) was sent or given with or prior to the written communication.

The information in borrower listings posted on Prosper’s website will not be a free writing prospectus based on the application of clause (3) above. Such information will only be available on the website following the effective date of the Registration Statement and only after a prospectus supplement setting forth the bidding range for the series of Notes corresponding to that borrower listing has been filed with the Commission.  The base prospectus, as supplemented by prospectus supplement for that borrower listing, will constitute a final prospectus satisfying the requirements of Section 10(a) and will be available on Prosper’s website. Under Section 2(a)(10)(a) of the Securities Act, information provided with a final Section 10(a) prospectus is excluded from the definition of a prospectus.  Therefore, the listing information provided on the website is excluded from the definition of “prospectus” under the Securities Act by Section 2(a)(10)(a), because a final prospectus meeting the Section 10(a) information requirements will always be sent or given before or at the same time as such listing information is provided. The Staff has confirmed, in connection with the adoption of Securities Offering Reform and the free writing prospectus provisions thereof, that after effectiveness of a registration statement, any written offer that is accompanied or preceded by a final prospectus that meets the requirements of Securities Act Section 10(a) will continue to be permitted without having to satisfy the requirements of any safe harbor or other rule permitting its use or Rule 433 under the Securities Act.(6)

(6) See Securities Offering Reform, Securities Act Release 33-8591, at n.206 (July 19, 2005).

4.                                      We note your response to prior comment 4, Please provide the Staff with examples of the warnings and cautionary language you plan to include on the website as soon as practicable. Also, please provide the Staff with any proposed web postings, including click through ads that Prosper plans to use to draw users to the Prosper website.

Response:             Prosper has supplementally provided the Staff with copies of the following website pages which contain risk factor disclosures:

•                  Sample Prosper borrower listing;

•                  Sample lender bid pages displaying “low bid” warnings;

•                  Confirm Bid page;

•                  Portfolio plan creation website pages, which display estimated loss rates (and a graphical risk meter)

•                  website help pages;

•                  lender tutorials contained on the website; and

•                  a copy of the website page on which the prospectus appears, which contains a “Prosper Prospectus Guide” that provides lender members with a brief description of how to read the prospectus.

The Prosper borrower listing page contains the following disclosures which appear in close proximity to the information being referred to:

•                  Credit and homeownership information obtained from borrower’s credit report and displayed without having been verified.

•                  Employment and income provided by borrower and displayed without having been verified.

•                  Information in the Description, in Bids from Friends and Family, and in Questions and Answers is not verified.

The Confirm Bid page contains the foregoing language regarding listing information not being verified, and contains the following disclosure which appears just above the “Confirm Bid” button that lender members press to irretrievably enter their bid:

By clicking “Confirm Bid” you agree to purchase a Note that is dependent for payment on the borrower loan described above. As the holder of a Note you will have no direct contractual right of action against the borrower, you will not be able to pursue collection against any borrower, and you will not be able to obtain the identity of the borrower in order to contact the borrower about your Note or the borrower’s loan. If you are outbid, your money will be returned to your account for further bidding. Bids cannot be withdrawn once they are confirmed.

This same disclosure appears above the “Confirm Bid” button for both manual bidding and for bidding through portfolio plans.

In response to this comment, we have also supplementally provided the Staff with copies of advertisements that Prosper plans to use to draw potential lender members to the Prosper website.

5.                                      In your response to prior comment 7 of the Staff’s February 18 letter, you state that you do not believe that changing the terms of the loan platform and terms and fees applicable to the loans themselves represent material changes to the plan of distribution or represent a fundamental change to the prospectus. The Staff is not able to agree that changes to the fee structure, minimum term, and other changes to the structure of the loans and the program do not require a post effective amendment, as these terms affect the nature of the security being offered and sold pursuant to the registration statement by Prosper. Consequently, we reissue the prior comment. Similarly, changes such as a modification of the minimum standards of a loan or number of loan payments discussed in your response to prior comment 2, must be included in an effective post-effective amendment prior to the implementation of the change.

Response:             Prosper will include any changes to the structure of the borrower loans, Notes and platform as such changes pertain to the offer and sale of Notes, as a post-effective amendment to the Registration Statement.  For example, changes to the servicing fee percentage, Prosper loan terms, minimum and maximum loans amounts, minimum borrower credit score and any other fees.  To the extent changes to the structure of the borrower loans and the structure of the program do not materially impact the nature of the security being offered and sold, such changes may be done by prospectus supplements pursuant to Rule 424(b).  For example, Prosper envisions that incremental changes in the loan closing fee charged to borrowers, or clarifying revisions to the Borrower Registration Agreement would be done by prospectus supplements, rather than by post-effective amendments.  Post-effective amendment filed annually, or at such time as a post-effective amendment is otherwise required to be filed, would disclose the accumulated incremental changes previously made by prospectus supplement, to the extent material.

6.                                      We note your response regarding the open market loans. The Staff does not agree that the financial institutions that originate the open market loans are not “depositors” of such loans and therefore co-issuers of the Prosper Notes used to fund the acquisition of such loans. As a consequence, as we had previously noted, please revise your disclosure to identify such financial institutions as co-issuers of the series of open market notes that may be acquired using the proceeds of Prosper Notes and provide the disclosures required by Regulation AB with regard to such co-issuers and the underlying loans. Such financial institutions must sign the registration statement with regard to the offerings of Prosper Notes relating to loans that such financial institutions sell to Prosper.

Response:             As discussed in our telephone conversations with Laura Joseph on May 7, 2009 and Christian Windsor on May 12, 2009, Prosper has elected not to offer Open Market Borrower Payment Dependent Notes (the “Open Market Notes”) on its platform and the prospectus has been revised to delete all references to Open Market Notes, open market loans and loan sellers.

7.                                      In your response to prior comment 6 of our February 24 letter, you state that the open market lender transfers its security interest in the note to Prosper, and that the only interest retained by the open market member is the servicing right. However, in the disclosure on pages 58 and 66, you indicate that the open market member must warrant that it has perfected its security interest. You also state that the open market member may “foreclose on any collateral” or even “sell the loan to a third party debt buyer at any time.” Please revise your disclosure to clarify what rights Prosper will acquire as a result of a sale of an open market loan on the Prosper platform and what rights and interests in the loans that will be retained by the open market members in the loans. Please clarify also, in the event that Prosper does receive full title to the loan, whether it will take steps to perfect the security interest in the underlying collateral for the benefit of the lender members.

Response:             Prosper directs the Staff to its response to comment 6 above.

8.                                      The Staff is not able to agree with your response to comment 7 from our February 24 comment letter. As you state, the open market loans are a unique class of securities, which are closely analogous to asset backed securities and which are dependent upon the cash flows from an, asset pool on a single open market loan. As we have noted above, we believe that the disclosures required by Regulation AB apply to the open market loan component of the Prosper program, Consequently, we reissue prior comment 7. As we continue to consider how the Prosper open market program might work, please address how you plan to structure the open market loans so that the loans can meet the requirements of Regulation AB. For example, if you choose to include the static pool information on your website, please identify how you will meet the requirements of Item 1105 of Regulation AB and Item 512(1) of Regulation S-K.

Response:             Prosper directs the Staff to its response to comment 6 above.

9.                                      Please confirm that the open market members, as servicers of the open market loans, will provide the attestation of compliance with servicing criteria required by Item 1122 of Regulation AB.

Response:             Prosper directs the Staff to its response to comment 6 above.

10.                               The Staff is not able to agree with your response to prior comment 8 of our February 24 letter. We note that Prosper does not yet have definitive agreements with such open market lenders and, as a consequence, is not in a position to commence offering Prosper Notes relating to such open market lenders immediately. As a result, the offering of the open market notes does not appear to be a continuous offering as contemplated by Rule 415. Consequently, please revise your registration statement to delete the references to open market loans as they cannot be made unless the Prosper Notes relating to such open market loans are able to be offered immediately and on a continuous basis.

Response:             Prosper directs the Staff to its response to comment 6 above.

11.                               The Staff is not able to agree that individual performance of outstanding loans, which are potentially able to trade on the note trading system, is not material to an investment decision and necessary to the functioning of the market. Please tell us how Prosper intends to provide updated information on the performance of each individual note series to permit investors to make informed investment decisions on the secondary market.

Response:             As noted on page 53 of the prospectus, Note listings for Notes offered for sale on the Note trading system will include the selling subscriber’s screen name, the offered sale price of the Note, the interest rate on the Note, the remaining term of the Note, and the yield to maturity that corresponds to the offered sale price.  Note listings will also include the repayment status of the borrower loan corresponding to the Note (i.e., current or delinquent), the payment history on the borrower loan, the next scheduled payment on the Note, the remaining duration of the Note listing, the number of bids, and whether the Note listing has an automatic sale feature.  Note listings will include a link to the original listing (including the listing title, description, credit data, recommendations, questions and answers, and original bidding history) for the borrower loan that corresponds to the Note being offered for sale.  Prosper has supplementally provided the Staff with a copy of a sample Note listing that displays the repayment history of the corresponding borrower loan.  Prosper believes the above information constitutes all material information necessary for a lender members to make an informed investment decision on the secondary market.

12.                               In section D to your April 14 letter, you indicate that you will file prospectus supplements once per week, which will include the initial information included in the listing page and noted in your response, plus presumably any additional material information that is included on your website. However, you indicate that this prospectus supplement will be filed up to two days after the initial listing of the securities and an indeterminate amount of time after the listing would be available for viewing on your website commencing the offer of the notes. This filing timing will not satisfy the information requirements with respect to the securities being offered and sold, Such prospectus supplements must be filed prior to the offer and sale of any particular series of notes - prior to the solicitation and acceptance of any bid for any of series of notes or the publishing of the listing on the Prosper Marketplace platform. Also, please discuss how any changes that are or may be made to the information on the platform will be included in a prospectus supplement and communicated to bidders prior to the closing of the auction for that series. In addition, please discuss when the final version of the page will be included after the auction for that series closes.

Response:             We plan to offer Notes continuously, and we expect that listings will be posted and sales of Notes will occur on a daily basis through the operation of our platform in accordance with the procedures outlined in the response to comment 13 of the April 29 Letter.  As discussed, prior to posting a borrower listing on its website, at which time bidding on a series of Notes may commence, Prosper will file a prospectus supplement with the Commission, and concurrently post the prospectus supplement on its website.  For each series of Notes, the listing and sales report will contain all information contained in the borrower loan listing corresponding to that series of Notes, including the maximum and minimum yield percentage.  After bidding commences on a borrower listing, the borrower listing will show the entire bidding history for the series of Notes corresponding to the listed borrower loan, including current winning bids, the dollar amount of each bid placed and the current winning yield percentage.

As soon as practicable, but no later than two business days after the close of the auction, Prosper will file a prospectus supplement with the Commission setting forth the final terms for each series of Notes sold by Prosper.  In addition to the information contained in the initial prospectus supplement for the series of Notes applicable to that borrower listing, the prospectus supplement will set forth the winning bidders(7) and the final terms of the Notes, including the final yield percentage, maturity date and loan amount.  The prospectus supplement will also reflect any other substantive changes in the borrower listing made after the initial prospectus supplement was filed (for example, questions and answers from lender members and the borrower, respectively).

(7)  We note that the Staff has previously held that the final prospectus should “describe the final terms of the offering, interim auction bidding activity and any other substantive change from information already filed with the Commission.  Auction screens, or summaries of auction screens, at sufficiently small intervals to capture all substantive changes in the bidding process should be filed.”  See Division of Corporation Finance, Current Issues and Rulemaking Projects, Part VIII.A.6 (Nov. 14, 2000).  As Rule 433(d)(5)(i) does not require issuers to file a free writing prospectus that does not reflect the final terms of the offering, and likely supersedes the Staff’s prior guidance, at this time Prosper does not intend to reflect the entire bidding history for a series of Notes (where there may be hundreds of non-winning bidders) in the prospectus supplement filed after an auction closes.  As discussed, above, the entire bidding history for a series of Notes is reflected in the borrower listing and can be viewed by the lender members before the time the place their bids.

13.                               In your response to prior comment 9 of our February 17 letter and the information included in section B of your response letter, you propose making a number of changes to your auction procedures. We note that such modifications are intended to address our concerns regarding the need for pricing prior to an investor being committed to acquire the securities. However, an investor is stated to be “bound” at the time the bid is made. In addition, it appears that an investor’s access to its cash account is limited prior to the time that its bid is accepted and prior to the time that the auction closes. As a result of these factors, it appears that the Prosper Note may be sold to the investor prior to the time that the investor has the price for the security (the interest rate). We believe that, in accordance with Section 5 of the Securities Act, the structure of the auction may not require that an investor provide payment prior to the time that a sale to such investor may be made. In addition, we are continuing to evaluate the issues raised regarding the need for a price range, or an interest rate range, to be included in the prospectus.

Response:             Subsequent to the Staff’s issuance of this comment, we had several conversations with the Staff regarding potential modifications to Prosper’s auction procedures to ensure compliance with Section 5 of the Securities Act.  In our conversations with the Staff on May 21, 2009, the Staff agreed that Prosper could conduct is online auction in the following manner.

•                  Prosper will establish a high and low yield percentage (the “bidding range”) at which each series of Notes will be offered for sale.

•                  Prosper will disclose the methodology for determining the bidding range in the base prospectus.

•                  For each series of Notes, prior to posting a borrower listing on its website (at which time bidding on a series of Notes corresponding to that listing may commence), Prosper will file a prospectus supplement for that borrower listing with the Commission, which prospectus supplement will include the bidding range for that series of Notes.

•                  After a prospectus supplement is filed with the Commission and concurrently with posting the prospectus supplement on its website, Prosper can post the applicable borrower listing and bidding can commence on the series of Notes corresponding to that borrower listing.

•                  Prosper’s auction system may only accept bids made by lender members within the bidding range established for that borrower listing/series of Notes.

•                  Any change in the bidding range for a borrower listing after the applicable prospectus supplement is filed with the Commission will require Prosper to file a new prospectus supplement with the Commission and commence a new online auction for the series of Notes corresponding to that borrower listing.

•                  As soon as practicable, but no later than two business days after the close of the auction, Prosper will file a prospectus supplement with the Commission setting forth the final terms for that series of Notes.

•                  As soon as practicable, but no later than two business days after the date the auction closes, Prosper will either (1) provide winning lender members with a copy of the final prospectus or (2) notify winning lender members that the Notes were sold pursuant to a registration statement and that the investor can request a copy of the prospectus in accordance with the requirements of Rule 173 of the Securities Act.

If Prosper conducts its online auction as described above, Prosper can require, at the time a bid is placed, that (1) bids by lender members are irrevocable so long as their bid is a winning bid, (2) lender members must have sufficient funds in their FBO account to cover all open bids, and (3) restrict lender members from withdrawing funds from their FBO account below the amount of their then outstanding winning bids.

As disclosed in greater detail on pages 10, 39, 48 and 50 of the prospectus, in order to create a consistent bidding range for each series of Notes, Prosper has established a methodology that sets a floor rate for lender bids.  The bidding range for each listing will be bounded by the maximum rate set by the borrower up to the limit of 36% and the floor rate.  The floor rates for each listing will be based on the Prosper Rating assigned to the borrower’s listing and the following formula:

Floor Rate = National average CD Rate + Minimum Credit Grade Loss Estimate

For listings with AA Prosper Ratings, an estimated loss rate of 0.5%, which represents the middle of the estimated loss rate range, is added to the national average certificate of deposit rate to determine the floor rate.

The national average certificate of deposit (CD) rate is a proxy for a risk free consumer rate and is published daily by bank rate.  The national average CD rate that matches the final maturity of the loan will be used.  For a listing that results in a three year loan the three year national average CD rate will be used.  The risk free rate will be updated on the third business day of each month based on the CD rate published on BankRate.com on the first business day of each month.

Subsequent to our conversations on May 21, 2009, a question arose concerning when a prospectus supplement for a series of Notes would be considered filed with the Commission at which time bidding could commence on such series of Notes.  Specifically, may bidding commence only after a prospectus supplement for a series of Notes is filed and is publicly displayed on Edgar (e.g., any filing between 8:00 a.m. Easter Time and 5:30 p.m. Eastern Time, except Saturdays, Sundays and federal holidays) or may bidding commence after a prospectus supplement for a series o Notes is filed and accepted by the Commission, but which will not be publicly displayed on Edgar until the following business day ( e.g.,. filings after 5:30 p.m. Eastern Time and before 10:00 p.m. Easter Time, except Saturdays, Sundays and federal holidays).  As each prospectus supplement will include the same information that appears on the borrower listing page and Prosper will not be able modify the prospectus supplement once accepted by the Commission, we propose that bidding should be able to commence once a prospectus supplement has been submitted to the Commission in accordance with Rule 12(c) of Regulation S-T.

Prospectus Summary, page 1

14.                               Please revise the second paragraph under “About the Platform” to explain clearly that, apart from the credit score range; none of the information regarding the borrower’s identity, income, financial status, or credit history is documented by Prosper, that such information as is provided on the website is entirely self-reported and should not be relied upon by lenders.

Response:             Prosper has revised page1 of the prospectus in response to this comment.

Prosper Borrower Loans, page 2

15.                               We note your disclosure that 5,753 borrower loans have entered collection proceedings. Please reconcile this to the information provided in your table at the bottom of page 69 and revise as necessary.

Response:             Prosper has revised pages 2 and 57 through 58 of the prospectus in response to this comment.

16.                               In the second paragraph under “Prosper Borrower Loans,” please revise to state what percentage of total loans is represented by the number of loans that have entered collection proceedings.

Response:             Prosper has revised page 2 of the prospectus in response to this comment.

Questions and Answers, page 11

17.                               Please revise to include a Q&A that addresses the question whether lenders will have access to financial statements, financial histories or any other financial information of the borrowers.

Response:             Prosper has added a new Q&A on page 11 of the prospectus in response to this comment.

18.                               Please revise the Q&A “Does Prosper verify the listing information ,” to include the percentage of borrowers asked to verify information that provided unsatisfactory responses or did not respond at all.

Response:             Prosper has revised page 11 of the prospectus in response to this comment.

Risk Factors, page 24

19.                               We note your response to our prior comment number 12 from our February 18 letter. Please revise to eliminate all language that either mitigates the risk to the investor or disclaims liability under the securities laws. Such mitigation language is not proper in a risk factor, nor do disclaimers affect whether there is a material misstatement.

Response:             Prosper has revised the risk factor on page 17 of the prospectus in response to this comment.

20.                               Add a risk factor that prominently describes the significant conflicts of interest between Prosper and the lenders on the site. In particular, please discuss the fact that Prosper will have the exclusive right and ability to investigate potential identity theft in the origination of a loan on the platform and would be the sole entity with the ability to determine whether Prosper had assigned an incorrect Prosper rating to a loan. Therefore, the lender member would be relying upon Prosper to investigate incidents which might require Prosper to repurchase a loan.

Response:             Prosper has added a new risk factor on page 20 of the prospectus in response to this comment.

21.                               In the Risk Factor on your Section 5 violation, please add the amount of losses to date investors have incurred as a result of investment in your notes, and note that you are potentially liable for all outstanding notes if current borrowers stop making payments.

Response:             Prosper has revised the risk factor on pages 26 to 27 of the prospectus in response to this comment.

Some of the borrowers on our platform . . . , page 25

22.                               We note that on page 53 you define a loan that “goes bad” as one that has gone 60 or more days past due. Please revise this risk factor to add the total number of such loans since inception and the percentage of total loans since inception which that number represents.

Response:             Prosper has revised the risk factor on page 18 of the prospectus in response to this comment.

Information supplied by borrowers may be . . . , page 26

23.                               Please revise this risk factor and the subheading to state that the information supplied by borrowers is not documented.

Response:             Prosper has revised the risk factor on page 19 of the prospectus in response to this comment.

We face contingent liability . . . , page 35

24.                               Please tell us whether the “aggregate principle amount” of loans purchased by non-affiliates listed in the last paragraph includes all loans sold on the platform, or only loans outstanding at December 31, 2008. Also, revise the paragraph to identify the amount of those loans that have defaulted, or are more than 30 days delinquent.

Response:             Prosper has revised pages 26 through 27 of the prospectus to clarify that the aggregate principal amount of loans purchased by non-affiliates listed in the last paragraph includes all loans sold on the platform.

25.                               Revise the heading and the first bullet point to clarify that Prosper agreed to a settlement with the SEC and consented to the entry of the Cease and Desist order, Also, please remove the phrase “potential” from the heading of this risk factor.

Response:             Prosper has revised the risk factor on page 26 of the prospectus in response to this comment.

Prosper Rating Assigned to Listings, page 52

26.                               You made several changes to this and the following sections to provide additional detail regarding the Prosper rating in response to prior comment 16 of the Staff’s February 18 letter. The disclosure does not explain to the reader how Prosper determines the “Prosper rating” and how the expected default rate was calculated. Revise this section to explain the criteria that a borrower must display to receive each of the 7 Prosper ratings listed on page 52, the inputs used to determine the Prosper score and the requirements to be awarded each Prosper score from 1-10. Finally, please explain, using your historical information, how the expected losses for each Prosper score and for each Experian credit score were determined.

Response:             Prosper has revised the disclosure on pages 42 through 44 of the prospectus in response to this comment.

How to Bid on Purchase Notes, page 58

27.                               Please tell us about the structure of the funding accounts established by the lender members. In particular, please discuss any control Prosper has over the flow of funds into and out of these accounts, including during any time that a lender member has an active bid. As we note above, an investor must have full access to its “funding account” until a sale to such investor may be made under the Securities Act.

Response:             The funding account established for the lender members is a pooled account titled in our name “for the benefit of” our lender members. This so-called “FBO account” is currently maintained at Wells Fargo Bank, N.A. The funding account holds all funds supporting a lender member’s bids and all Note payments payable to the lender member are deposited in the funding account.

Prosper’s lender members can, by signing on to the Prosper website, direct Prosper to initiate transfers of funds to or from the funding account. All transfer of funds are initiated by Prosper, and are done using the Automated Clearing House (ACH) network. When lenders wish to transfer funds into their Prosper funding account, they direct Prosper to effectuate the transfer, and Prosper initiates an ACH “pull” of funds from the lender’s designated bank account. When lenders wish to transfer funds from their Prosper funding account to their designated bank account, they direct Prosper to effectuate the transfer, and Prosper initiates an ACH “push” of funds from the funding account into the lender’s designated bank account.

Prior to bidding on a listing, lender members must transfer or have funds on deposit in the funding account in at least the amount of the lender member’s bid. Once a bid is placed it is irrevocable, and during the time a bid is “winning” bid on the listing the amount of the bid is not permitted to be withdrawn from the lender member’s funding account.  Lender member bids become “winning” bids if such bids are in the group of bids for Notes that, in an aggregate, correspond to the requested loan amount of the corresponding borrower loan and are in the lowest yield percentage among all bids placed against the listing. Bids expire automatically when they are no longer “winning” — i.e., when the bidding lender member is outbid — or when a listing expires without having received bids in the amount of the requested borrower loan or is withdrawn by a borrower or cancelled by Prosper. When a bid expires the hold on the lender’s funds is released, and the funds in the amount of the bid is immediately available for further bidding within the lender member’s Prosper account.

When a bid is placed the price of the Note is established in a range, with the minimum being the lender’s designated minimum acceptable yield percentage, subject to a minimum yield percentage established for each listing based on the Prosper Rating assigned to the listing, and the maximum being the yield percentage corresponding to the borrower’s maximum interest rate set forth in the listing.

Except for funds in the amount of lenders’ winning bids, lenders can request Prosper to transfer funds from the funding account into the lender’s designated bank account at any time.

Loan Servicing and Collection, page 62

28.                               Revise this section to include the fees and charges posted on your website.

Response:             Prosper has revised page 51 of the prospectus in response to this comment.

Historical Information About Prosper Borrower Members and Outstanding Borrower Loans, page 68

29.                               We note your response to comments 25 and 26 and the related revisions. In regards to the table added representing your collection efforts, please address the following:

•                  if true, revise the introductory sentence to indicate the information is for the period from inception through December 31, 2008, Otherwise, revise to update your collection information through year-end;

•                  regarding footnote 4, where you indicate your lender members receive approximately 85% of gross funds recovered, tell us (and clarify in your disclosure) if the 85% is a historical amount or if it is your policy; and

•                  disclose the actual amount of funds recovered and retained by Prosper and clarify where such amount is included in your financial statements (e.g., $xx and $xx were included in our loan servicing fees at December 31, 2008 and 2007, respectively).

Response:             Prosper has revised pages 56 through 58 of the prospectus in response to this comment.  In addition, Prosper advises the Staff that the 85% of gross funds recovered is a historical amount.

Liquidity and Capital Resources, page 115

30.                               In light of your disclosures regarding securities law compliance, more specifically, your assessment that the occurrence of the contingency is reasonably possible (as discussed in Note 13 on page F-23), please revise to discuss the impact of the contingency to your liquidity (particularly in the event the outcome approaches approximately $179 million; the high-end of your range). See also our comments below under commitments and contingencies, and consider any appropriate revisions to your risk factors.

Response:             Prosper has revised pages 99 through 100 of the prospectus in response to this comment.

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingencies, F-22

31.                               We note your response and revised disclosure in response to our prior comment 34. Considering your consent to a cease and desist order in November 2008 (“C&D” regarding a Section 5 violation), as well as a related class action lawsuit filed shortly thereafter, please explain:

•                  how you determined that it was not probable that a liability had been incurred (refer to paragraphs 8 and 33-39 of SFAS 5); and

•                  how you determined the minimum and maximum ranges of the contingent liability.

Response:             As disclosed in the Notes to the Consolidated Financial Statements, the lawsuit is in its preliminary stages and the probable outcome of this lawsuit cannot presently be determined, nor can the amount of damages or other costs that might be borne by Prosper be reasonably estimated. With respect to the Prosper’s contingent liability resulting from the prior sales of promissory notes, the range of loss was determined to be $0 in the event that the Prosper prevails to a maximum amount of $97.2 million which represents the remaining outstanding principal amount of $66.8 million and loans charged off of $30.4 million as of March 31, 2009.

Prosper has revised its disclosure in the Notes to the Consolidated Financial Statements in response to this comment.

32.                               In addition to the comment above, explain how you determined your SFAS 5 accrual of $417,000, considering you signed a settlement agreement to pay a $1.0 million penalty.

Response:             The methodology applied to estimate the accrual for the loss contingency related to the North American Securities Administrators Association (NASAA) settlement term sheet is to divide the $1,000,000 maximum fee pro-rata by state using the Prosper’s originations since inception.  A weighting was then applied by state to assign a likelihood that the penalty will be paid. We considered factors such as the nature of the settlement agreement, whether the states had given any indication of their concern regarding the sale of the promissory notes, and the probability of states opting out of the settlement to pursue their own litigation against Prosper, whether penalty is sufficient to compensate these states for the cost of processing the settlement and finally the impact that current economic conditions have had on state governments. Prosper has updated its accrual as of the quarter ended March 31, 2009 to $506,000 as a result of receiving consent orders from several smaller states that had been assigned a lower weighting.  On April 21, 2009, the State of California Department of Corporations signed a Consent Order with Prosper that confirmed that California was not participating in its portion of the $1.0 million penalty. As a result, this reduced the maximum penalty to $776 thousand.  On April 21, 2009, Prosper and NASAA finalized a template consent order, which NASAA is recommending that the states adopt in settling any state initiated matters with Prosper.  Prosper will continue to evaluate this accrual and related assumptions as new information becomes known. Prosper has also revised its disclosure in the Notes to the Consolidated Financial Statements in response to this comment.

Comments from the Division of Trading and Marked

33.                               Please address Prosper’s activities as they relate to the operation of the Note Trader Platform in light of the broker-dealer registration requirements of Section 15 of the Securities Exchange Act of 1934.

Response:             The Note Trader Platform will be operated and run by FOLIOfn, a registered broker-dealer (“Folio”).  Prosper’s actions in relation the Note Trader Platform will be limited to (i) informing lender members of the existence of the trading platform, (ii) providing an electronic link to the Folio-operated website for the platform, (iii) furnishing Folio with certain information required by Folio in its assessment of whether or not to open an account for a lender member and (iv) maintaining certain records for Folio in accordance with applicable requirements of Rules 15c3-3, 17a-3 and 17a-4 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

We respectfully submit that none of these actions constitute “effecting transactions in securities” within the meaning of Section 3(a)(4) of the Exchange Act.  As the Staff has noted, “effecting” is generally interpreted to mean having a role in any of the important steps necessary to complete a securities transaction, such as solicitation, negotiation and execution of the transaction.  Under the terms of the proposed Note Trader Platform, Prosper will have no role in negotiating or executing any trades in the notes.  All trades will be executed by Folio.

Moreover, providing information to lender members about the existence of, and an electronic link to the platform, does not constitute the solicitation of a securities transaction.  Rather, such conduct is limited to informing members of a service available from a third party broker-dealer.  No information whatsoever is provided in these communications regarding any specific securities which are available to be purchased or sold.  No communications from Prosper will recommend that lender members sell their notes or acquire additional notes through the Note Trader Platform.

We further note that neither Prosper nor any of its employees will receive any transaction-based compensation tied to trades effected through the Note Trader Platform.

Based upon the foregoing, we believe it is clear that the activities of Prosper in relation to the Note Trader Platform would not cause it to come within the definition of a “broker” or “dealer” as set forth in the Exchange Act.

34.                               In addition, please address the application of NASD Rule 2210 (Standards Governing Communications with the Public) to Prosper’s and FOLIOfn’s marketing of the Note Trader Platform.

Response:             As discussed above, Prosper will not be functioning as a broker-dealer and therefore NASD Rule 2210 will not be applicable to it.  We reiterate that Prosper’s only communications with the public regarding the Note Trader Platform will relate to its existence and how to contact Folio which operates the platform.  Those communications will not include any representations about the notes available on the platform, representations about the extent of liquidity available through the platform, projections of future performance or testimonials.  Hence, while NASD Rule 2210 is not applicable to Prosper, we believe all of Prosper’s communications regarding the Note Trader Platform would clearly pass muster under Rule 2210(d).

We are advised that Folio is fully aware of its obligations under NASD Rule 2210 and intends to fully comply with such requirements.

35.                               Prosper indicates that trading on the Note Trader Platform would be unsolicited and that FOLIOfn would be responsible for determining the suitability of investments. We note that whether a particular communication amounts to a recommendation that triggers a broker-dealer’s suitability obligation is a facts and circumstances determination.  See NASD NTM 01-23.

Response:             We have reviewed NASD Notice To Members 01-23 (the “Notice”) and are advised that Folio is fully aware of the interpretations and guidance set forth therein.  We are not aware of any communications that are contemplated in connection with the Note Trader Platform which would fall within the scope of a “recommendation” as set forth in the Notice.

Neither Prosper nor Folio intend to make any recommendation with respect to buying or selling notes through the Note Trader Platform.  Rather, this is a service being provided to afford a potential source of liquidity to lender members.  Lender members will not be “encouraged” to use it; that decision is left entirely to the individual lender member.  In addition, no effort will be made to push the notes that become available through the platform, either individually or as a class of securities that investors are encouraged to consider.

Comment from the Division of Investment Management

36.                               The disclosure on page 43 briefly describes why you do not believe that Prosper Marketplace, Inc. is an investment company under the Investment Company Act of 1940 (“Company Act”). Please provide further information needed to conduct an analysis under sections 3(a)(1)(A) and 3(a)(1)(C) of the Company Act and any other provision of the Company Act upon which Prosper Marketplace, Inc. is relying to except it from the definition of an investment company.  In particular, list all assets held by Prosper Marketplace, Inc. and its subsidiary, P2P Servicing, Inc. and the value you assign to each on an unconsolidated basis.

Response:             Prosper is not currently engaged in, nor does it propose to engage in, the business of investing, reinvesting or trading in securities.  As noted in the prospectus, Prosper provides a peer-to-peer online credit auction platform that enables its borrower members to borrower money and its lender members to purchase Notes issues by Prosper, the proceeds of which facilitate the funding of specific individual consumer loans made to Prosper’s borrower members.  All borrower loans will be funded by WebBank, a Federal Deposit Insurance Corporation (“FDIC”) insured, Utah-chartered industrial bank.  After funding a loan, WebBank sells and assigns the loan to Prosper, without recourse to WebBank, in exchange for the principal amount of the borrower loan.  The borrower loans purchased and assigned to Prosper are not “securities” under Reves v. Ernst & Young, 494 U.S. 56, 63 (1990), as the Commission implicitly recognized in Securities Act Release No. 33-8518 “Asset Backed Securities” in stating that residential mortgages, student loans, auto loan and credit card receivables are not the type of assets that constitute securities of another issuer.

We have supplementally provided the Staff with a copy of the financial information requested by this comment.  In determining Prosper’s total assets (the denominator) for purposes of the 40% test set forth in Section 3(a)(1)(C) of the Investment Company Act, Prosper has included:

•                  included only balance sheet assets;

•                  excluded from total assets any US Government securities  and cash items ; and

•                  valued the remaining balance sheet assets at the current market value, not the value listed on the balance sheet.

In addition, securities have been valued at cost only for the quarter in which they are acquired.  After the initial quarter, securities have been valued at current market price or, if none, at fair value as determined by the issuer’s Board.

As noted above, investment securities (the numerator), does not and will not include borrower loans and all cash items and US Government securities.

Prior to the dissolution of P2P Servicing, Inc. in February of 2009, Prosper Marketplace Inc. held 100% of all assets of the consolidated entity. There have been no assets attributed to P2P Servicing Inc. nor has there been any operational activity in this entity since its inception.

Conclusion

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter or Whitney Holmes at (303) 592-2205.

Sincerely,

/s/ Brian D. Lewandowski

cc:	Edward A. Giedgowd, Esq., Prosper Marketplace, Inc.
Whitney Holmes, Esq., Morrison & Foerster LLP